Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

JWP INVESTMENTS, INC.,

SOREX HOLDINGS, LTD.

AND

WHITMIRE HOLDINGS INC.

Dated as of June 9, 2004

[EXPLANATORY NOTE: CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE SYMBOL “ * ” HAS BEEN INSERTED IN PLACE OF THE PORTIONS OMITTED.]

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 9th day of June 2004 by and among JWP INVESTMENTS, INC., a Nevada corporation (“Seller”), SOREX HOLDINGS, LTD., a company registered under the laws of England and Wales, registration number 3156479 (“Buyer”), and WHITMIRE HOLDINGS INC., a Delaware corporation and wholly-owned subsidiary of Buyer (“Holdings”).

RECITALS

A. Seller owns all of the issued and outstanding shares of $1.00 par value common stock (collectively, the “Shares”) of Whitmire Micro-Gen Research Laboratories, Inc., a Delaware corporation (“WMG”), constituting all of the issued and outstanding capital stock of WMG.

B. WMG is engaged in the business of developing, manufacturing and supplying pest management products and related services, including insecticides, delivery systems, equipment and training, for use by pest management professionals in commercial, residential, greenhouse, nursery and animal health settings (such business, as conducted by WMG prior to the Effective Time, is referred to herein as the “Business”).

C. Buyer desires to cause Holdings to purchase the Shares from Seller, and Seller desires to sell the Shares to Holdings, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENTS

In consideration of the recitals and the mutual agreements herein contained, the Parties agree as follows:

1. Defined Terms and Construction.

1.01 Definitions. The following terms used in this Agreement shall have the meanings set forth below:

“Accounting Firm” has the meaning given in Section 4.03(b) below.

“Agreement” has the meaning given in the Preamble above.

“Applicable Rate” means the lowest applicable federal short-term interest rate in effect as of the Effective Time, as published by the United States Internal Revenue Service.

“Asbestos Liabilities” shall mean any liabilities arising from, relating to, or based on the presence or alleged presence of asbestos or asbestos-containing materials in any product or item designed, manufactured, sold, marketed, installed, stored, transported, handled or distributed at any time prior to the Effective Time by WMG, or otherwise based on the presence or alleged presence of asbestos or asbestos-containing materials at the Real Property prior to the Effective Time, including without limitation, any liabilities arising from, relating to or based on any personal or bodily injury or illness.

“Basket” has the meaning given in Section 9.01(b) below.

“Benefit Arrangement” has the meaning given in Section 6.13(a) below.

“Business” has the meaning given in the Recitals above.

“Buyer” has the meaning given in the Preamble above.

“Buyer Affiliate” shall mean any entity (other than Buyer) that is controlled by Buyer where “control” means having the power, direct or indirect, to direct or cause the direction of the management and policies of a person or entity through voting securities, contract or otherwise.

“Buyer Indemnified Losses” has the meaning given in Section 9.01(a) below.

“Buyer Indemnitees” has the meaning given in Section 9.01(a) below.

“Cap” has the meaning given in Section 9.01(c) below.

“Cash Purchase Price” has the meaning set forth in Section 3.01 below.

“CERCLA” has the meaning set forth in Section 6.16(e) below.

“Closing” has the meaning given in Section 5.01 below.

“Closing Date” has the meaning given in Section 5.01 below.

“Closing Date Balance Sheet” has the meaning given in Section 4.01 below.

“Closing Net Working Capital” means an amount equal to (A) minus (B), where (A) is the sum of (i) cash, if any; (ii) accounts receivable (other than intercompany accounts receivable and intercompany tax credits receivable), less allowance for doubtful accounts and discounted accounts receivable; (iii) inventory, less allowances for inventory losses, including, any slow moving, obsolete, damaged or defective inventory; (iv) other current assets, and (v) the amount of * (which is the amount of the reserve established for *); and (B) is the sum of (1) accounts payable (including intercompany trade payables, but excluding intercompany taxes payable and intercompany borrowings, if any), (2) accrued royalties and commissions, (3) accrued expenses (other than total intercompany interest and any vacation accrual), (4) customer deposits, (5) other current liabilities, (6) the amount of any retention bonus payable to any employee of WMG as of the Effective Time in connection with the transaction contemplated by this Agreement, and (7) the amount of One Hundred Sixty-Seven Thousand Two Hundred Ninety-Five Dollars ($167,295), which represents the agreed-upon shortfall in WMG’s reserve for retiree medical liability. For purposes of clarity, the retention obligation owed to * is a direct obligation of JohnsonDiversey and, as such, is not to be included as a part of clause (B)(6) of this definition.

“Closing Working Capital Statement” has the meaning given is Section 4.01 below.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Confidential Information” means any knowledge or information which provides WMG with a competitive advantage relating to its businesses, operations, products, production methods, other methodologies, know how, processes, formulations, compositions, technology, designs, drawings, specifications, sales methods, properties, customer lists, prospects, customer usage and requirements, pricing and cost information, suppliers, personnel, and other confidential or proprietary business information of WMG. Notwithstanding the foregoing, “Confidential Information” shall not include information that: (a) at the time of disclosure by WMG to Seller, was published or known publicly or otherwise was in the public domain; (b) became published, publicly known or otherwise part of the public domain after disclosure by WMG to Seller and other than as a result of a breach Seller of its obligations under this Agreement; (c) is disclosed to Seller in good faith by a third party who is not under an obligation of confidence or secrecy to WMG at the time such third party discloses the information to Seller; or (d) also comprises confidential information of Seller or any Seller Affiliate or is employed by Seller in the conduct of its business other than the Business or in the business of any Seller Affiliate.

“Contingent Purchase Price” has the meaning given in Section 3.02 below.

“Contract” or “Contracts” has the meaning given in Section 6.10(a) below.

“Disclosure Schedule” has the meaning given in Section 6 below.

“Dispute” has the meaning given in Section 8.06 below.

“Dispute Notice” means a notice (a) delivered by Seller in which Seller disputes the calculation of specific line items included in the Closing Date Balance Sheet or the calculation of Closing Net Working Capital and provides the basis of such dispute in reasonable detail, or (b) delivered by Seller in which Seller disputes the calculation of WMG Net Sales and provides the basis of such dispute in reasonable detail.

“DOJ” means the United States Department of Justice.

“Effective Time” means 11:58 p.m. (Missouri local time) on the Closing Date.

“Emergency” has the meaning given in Section 8.13(a) below.

“Employee Plan” has the meaning given in Section 6.13(a) below.

“Encumbrances” means any restrictions on transfer, options, warrants, purchase rights, contracts, commitments, claims, demands, mortgages, pledges, liens, encumbrances, charges or other security interests.

“Engagement Date” has the meaning given in Section 4.03(b) below.

“Environmental, Health, and Safety Requirements” means all current federal, state, local and applicable foreign Laws, in effect as of the Effective Time, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment or natural resources, including, without limitation, all those applicable to the emission, manufacture, processing, use, production, generation, management, handling, treatment, storage, transportation and/or disposal, distribution testing, discharge, release, threatened release, control, or cleanup of any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means any entity that is treated as a single employer with WMG under Code section 414 or ERISA section 4001.

“Existing Claims” has the meaning given in Section 8.07 below.

“FTC” means the United States Federal Trade Commission.

“Financial Statements” has the meaning given in Section 6.04 below.

“Fiscal Year 2004” has the meaning given in Section 3.02 below.

“Fiscal Year 2005” has the meaning given in Section 3.02 below.

“Hazardous Materials” means (a) any solid, gaseous or liquid wastes (including hazardous wastes), hazardous air pollutants, hazardous substances, hazardous materials, regulated substances, restricted hazardous wastes, hazardous chemical substances, mixtures, toxic substances, pesticides, pollutants or contaminants or terms of similar import, as such terms are defined in any Environmental, Health, and Safety Requirements, (b) any substance or material which is known to constitute a threat to health, safety, property or the environment or which has been determined by any federal, state, or local governmental court or quasi-judicial or administrative agency of any federal, state or local jurisdiction to pose a risk of injury to health, safety, property or the environment or exposure to which is prohibited, limited or regulated by any Environmental, Health, and Safety Requirements, and (c) any petroleum or petroleum products or by-products, radioactive materials, urea formaldehyde foam insulation, polychlorinated biphenyls, or radon gas.

“Hazardous Material Liability” has the meaning set forth in Section 9.01(a)(iii) below.

“Holdings” has the meaning set forth in the Preamble above.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Party” has the meaning given in Section 9.03(a) below.

“Indemnification Notice” has the meaning given in Section 9.03(a) below.

“Indemnifying Party” has the meaning given in Section 9.03(a) below.

“Intellectual Property” means all of the following to the extent used exclusively in the Business in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice); all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissues, divisionals, continuations, continuations-in-part, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all copyright protectable works, all copyright registrations, all applications for copyright registration, and all renewals in connection therewith; (d) all mask works and all applications and registrations for the protection thereof; and (e) all trade secrets.

“Interim Balance Sheet” has the meaning given in Section 6.04 below.

“JAMS” has the meaning given in Section 10.11 below.

“JohnsonDiversey” means JohnsonDiversey, Inc., a Delaware corporation.

“Law” means any statute, law, rule, ordinance, regulation or order, in each case having the force of law.

“Lease” means the lease, including all amendments, extensions, renewals, guarantees, and other written agreements with respect thereto, pursuant to which WMG holds the Leased Real Property.

“Leased Real Property” means the real property leased by WMG and located at 3615 Tree Court Industrial Boulevard, St. Louis, Missouri 63122.

“Material Adverse Effect” means an effect that is materially adverse to the business, assets, condition (financial or otherwise) or results of operations taken as a whole, but shall exclude any effect resulting from (a) any change in Law or interpretations thereof; (b) changes in interest rates or general economic conditions in the

United States; (c) changes that are generally applicable to the industries and markets in which the applicable Party operates; (d) terrorist or political activities; (e) any event, occurrence, circumstance or trend, known or disclosed to Buyer or Seller, as applicable, as of the Effective Time.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of WMG.

“Owned Real Property” means the real property owned by WMG and located at 3568 Tree Court Industrial Boulevard, St. Louis, Missouri 63122.

“Permitted Encumbrances” means: (a) Taxes, assessments and other governmental levies, fees or charges imposed that are (i) not yet due and payable as of the Effective Time or (ii) being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmens’, workmens’, repairmens’, warehousemens’, carrier’s and other similar statutory liens for labor, materials, or supplies obtained in the Ordinary Course of Business that are (i) not yet due and payable as of the Effective Time or (ii) being contested in good faith, that would not, individually or in the aggregate, result in a material adverse effect on the applicable asset; (c) zoning, building codes, and other land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over the Real Property; (d) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to the Real Property that would not have a material adverse effect on the use or occupancy of the Real Property; and (e) those imperfections of title set forth on Section 6.05(b) of the Disclosure Schedule.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Pest Control Services” has the meaning set forth in section 8.05(a) below.

“Post-Closing Tax Returns” has the meaning given in Section 8.03(b) below.

“Pre-Closing Tax Returns” has the meaning given in Section 8.03(a) below.

“Product Registrations” has the meaning given in Section 6.17 below.

“Purchase Price” means the Cash Purchase Price plus or minus, as the case may be, the adjustments set forth in Section 4 below, plus the Contingent Purchase Price to the extent earned.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Remediation” has the meaning given in Section 8.13(a) below.

“Remediation Report” has the meaning given in Section 8.13(a) below.

“Representation” has the meaning given in Section 1.02(c) below.

“SCJ” means S.C. Johnson & Son, Inc.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” has the meaning given in the Preamble above.

“Seller Affiliate” means each of the following entities: JohnsonDiversey and each entity (other than Seller) that is controlled by JohnsonDiversey where “control” means having the power, direct or indirect, to direct or cause the direction of the management and policies of a person or entity through voting securities, contract or otherwise.

“Seller Indemnitees” has the meaning given in Section 9.02(a) below.

“Shares” has the meaning given in the Recitals above.

“Specific Representation” has the meaning given in Section 1.02(c) below.

“Straddle Period” has the meaning given in Section 8.03(c) below.

“Straddling Returns” has the meaning given in Section 8.03(c) below.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“SWDA” has the meaning given in Section 6.16(e) below.

“Target Net Sales” means an amount equal to *.

“Target Working Capital Amount” means an amount equal *.

“Tax Contest” has the meaning given in Section 8.03(h) below.

“Tax Return” or “Tax Returns” means all returns, reports, estimates, declarations, claims for refund, information returns or statements required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax” or “Taxes” means all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs, duties, capital stock, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, franchise, foreign franchise, corporation franchise, taxable earned surplus, sales, use, transfer, registrations, value added, alternative or add-on minimum, estimated or other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, with respect to the Business, WMG and its operations and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Package Request” has the meaning given in Section 4.01 below.

“Third Party Claim” has the meaning given in Section 9.03(b) below.

“Third Party IP Agreement” or “Third Party IP Agreements” has the meaning given in Section 6.15(c) below.

“WARN Act” has the meaning given in Section 6.14 below.

“WMG” has the meaning given in the Recitals above.

“WMG Historical Accounting Policies” has the meaning given in Section 4.01 below.

“WMG Net Sales” means the gross sales of WMG less applicable discounts, returns, allowances and customer rebates, excluding sales for Fiscal Year 2004 to Seller Affiliates which are in excess of budgeted sales to such Seller Affiliates, as calculated in accordance with Section 4.02 below.

1.02 Construction. In this Agreement (except where the context otherwise requires):

(a) any reference to a Recital, Section, Exhibit or Schedule is to the relevant Recital, Section, Exhibit or Schedule of or to this Agreement and any reference to a sub-section or paragraph is to the relevant sub-section or paragraph of the Section, Exhibit or Schedule in which it appears;

(b) summaries of, or references to, actual documents attached to the Schedules are qualified in their entirety by reference to such documents;

(c) to the extent that a representation or warranty contained in this Agreement or any Exhibit, document, certificate or Schedule in connection therewith to be furnished to Buyer at the Closing (such purposes a “Representation”) addresses a particular issue with specificity (a “Specific Representation”), and no breach by Seller exists under such Specific Representation, Seller shall not be deemed to be in breach of any other Representation (with respect to such issue) that addresses such issue with less specificity than the Specific Representation;

(d) the inclusion of any matter on any Schedule attached hereto shall not constitute an admission as to its materiality as it relates to any provision of this Agreement;

(e) the Section headings are included for convenience only and shall not modify or affect the construction or interpretation of this Agreement;

(f) all references to accounting terms, including “GAAP” shall mean the then current common usage of such terms in the United States;

(g) references to “knowledge” or “to the knowledge of”, or the “awareness” of a Party shall mean: (i) with respect to Seller, the knowledge of David Anderson, Andrew Symons, David Kennedy, Jeff Martin, Tom Brydon, Dave Poling, Steve Racioppe, Dave Naffziger, Wayne Moran, or Chuck Sutton, regardless of whether or not such person is actually employed by Seller, in each case including to the extent such person should have become aware in the reasonable exercise of his employment duties; and (ii) with respect to Buyer and/or Holdings, the knowledge of *, Nick May, Roger Johnson, Robert Fryatt, or Russell Hunt, in each case including to the extent such person should have become aware in the reasonable exercise of his duties in connection with the transactions contemplated hereby;

(h) references to “Dollars” or “$” shall mean United States dollars;

(i) the term “including” shall be deemed to be immediately followed by the term “but not limited to”;

(j) the words “hereof”, “herein” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not any particular provision of this Agreement;

(k) terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(l) the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and if an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any person by virtue of the authorship of any of the provisions of this Agreement; and

(m) if a document or matter is listed in any section of the Disclosure Schedule, such listing shall suffice, without specific repetition or cross reference, as a response or disclosure in connection with any Section of this Agreement if the applicability of such disclosure to such other Section or Sections is reasonably apparent.

2. Purchase and Sale of the Shares. On the terms and subject to the conditions set forth in this Agreement, Holdings agrees to purchase from Seller, and Seller agrees to sell to Holdings, the Shares.

3. Purchase Price. In consideration of the sale, assignment and transfer by Seller of the Shares and the performance by Seller of the terms, covenants and provisions of this Agreement to be performed by it, Buyer shall cause Holdings to pay the Purchase Price to Seller as set forth in this Section 3.

3.01 Cash Purchase Price. Subject to adjustment pursuant to Section 4 below, Holdings shall pay to Seller the amount of Forty-Six Million Dollars ($46,000,000), in cash at Closing by wire transfer of immediately available funds to such account as Seller shall designate (the “Cash Purchase Price”).

3.02 Contingent Purchase Price. The consideration paid by Holdings for the Shares shall also include a contingent amount based on WMG Net Sales for the fiscal years ending on December 31, 2004 (“Fiscal Year 2004”) and December 31, 2005 (“Fiscal Year 2005”). Such amount, as calculated, is referred to herein as the “Contingent Purchase Price.” The Contingent Purchase Price shall be calculated and paid in the manner set forth on attached Exhibit 3.02.

4. Adjustment of Cash Purchase Price; Calculation of Contingent Purchase Price.

4.01 Preparation of Closing Working Capital Statement. Within 60 days after the Closing Date, Buyer shall prepare and deliver or cause to be prepared and delivered to Seller a balance sheet of WMG as of the Closing Date (the “Closing Date Balance Sheet”) and a calculation of Closing Net Working Capital based on such Closing Date Balance Sheet (the “Closing Working Capital Statement”). The Closing Working Capital Statement shall (a) be prepared in accordance with GAAP in a manner consistent with the accounting policies of WMG as of December 31, 2003 (“WMG Historical Accounting Policies”), which policies are attached hereto as Exhibit 4.01(a) and shall be calculated in accordance with the form attached hereto as Exhibit 4.01(b), and shall reflect the actual amount of the Closing Net Working Capital; provided, however sales rebates shall be calculated in accordance with past practices of WMG. Seller shall be invited to have a representative take part in the inventory count conducted in connection with the preparation of the Closing Date Balance Sheet. Within 10 days after the Closing Date, Seller shall furnish Buyer with a written request for tax and related financial information (the “Tax Package Request”) necessary to enable Seller to prepare Pre-Closing Tax Returns and to review the Closing Date Balance Sheet and the Closing Working Capital Statement pursuant to Section 4.03 below. Buyer shall provide its response to the Tax Package Request in conjunction with the delivery to Seller of the Closing Date Balance Sheet and the Closing Working Capital Statement.

4.02 Calculation of WMG Net Sales. Buyer shall cause to be prepared and shall deliver to Seller, (a) no later than March 31, 2005, a statement of the WMG Net Sales for Fiscal Year 2004, and (b) no later than March 31, 2006, a statement of the WMG Net Sales for Fiscal Year 2005, in each case certified by a certified public accountant and attaching a certificate of the President of WMG in the form attached hereto as Exhibit 4.02. The WMG Net Sales statements shall be prepared in accordance with GAAP, applied in a manner consistent with the WMG Historical Accounting Policies; provided, however sales rebates shall be calculated in accordance with past practices of WMG.

4.03 Purchase Price Disputes.

(a) Buyer shall permit Seller and its independent certified public accountant to review (at Seller’s sole expense) all accounting records and all work papers and computations used in the preparation of the Closing Working Capital Statement and Buyer’s calculation of Closing Net Working Capital. If Seller does not give a Dispute Notice to Buyer within 30 days after receiving the Closing Working Capital Statement and Buyer’s calculation of Closing Net Working Capital, Seller shall be deemed to have agreed with the Closing Date Balance Sheet and Closing Net Working Capital calculation presented by Buyer.

(b) Buyer shall permit Seller and its independent certified public accountant to review (at Seller’s sole expense) all accounting records and all work papers and computations used in Buyer’s calculation of the WMG Net Sales. If Seller does not give a Dispute Notice to Buyer within 30 days after receiving Buyer’s calculation of the WMG Net Sales, Seller shall be deemed to have agreed with the amount of the WMG Net Sales as presented by Buyer.

If Seller gives Buyer a Dispute Notice within the applicable 30-day period, Seller and Buyer shall negotiate in good faith to resolve the dispute. If, after 20 days from the date a Dispute Notice is given hereunder Seller and Buyer cannot agree on the resolution of the dispute, the dispute shall be submitted for arbitration by KPMG LLP (the “Accounting Firm”). Within 20 days after the Accounting Firm accepts the engagement, as evidenced by an engagement letter signed by the Accounting Firm and either Seller or Buyer (the date of such acceptance being referred to herein as the “Engagement Date”), Seller and Buyer shall each prepare and submit to the Accounting Firm a written brief stating its position on the disputed issue(s). Such briefs shall be submitted simultaneously by Seller and Buyer. Within 10 days thereafter, Seller and Buyer shall each prepare and submit to the Accounting Firm a reply brief to the brief submitted by the other Party. Such reply briefs shall be submitted simultaneously by Seller and Buyer. Within 40 days after the Engagement Date, the Accounting Firm shall determine whether disputed issues of material fact exist between Seller and Buyer and, if such determination is made, shall require that an evidentiary hearing be held and completed not later than the 55th day after the Engagement Date. The Accounting Firm shall render its final decision and award regarding the dispute not later than the fifth day after the evidentiary hearing is held or, if no evidentiary hearing is to be held, not later than the 45th day after the Engagement Date. When acting pursuant to this Section 4.03, the Accounting Firm shall determine, using the principles set forth in this Agreement, and only with respect to those disputed items submitted, whether and to what extent, if any, Buyer’s calculation of Closing Net Working Capital (determined based on the Closing Working Capital Statement), or Buyer’s calculation of the WMG Net Sales requires adjustment. The Accounting Firm shall address only those issues in dispute, and may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. In addition, the Accounting firm shall apportion its fees and expenses between Seller and Buyer in proportion to the difference between the relative position of each Party and the Accounting Firm’s ultimate determination with respect to the amount of the Closing Net Working Capital or the WMG Net Sales, as the case may be. The decision and award of the Accounting Firm, including the apportionment of its fees, shall be final and binding on the Parties and shall be subject to confirmation and entry of judgment in accordance with Wisconsin law. The Parties hereby consent and irrevocably submit to the jurisdiction of the state and federal courts in Wisconsin for any action to enforce the Accounting Firm’s decision and award. In no event shall the Accounting Firm award any Party consequential, incidental or punitive damages. Seller, Buyer and Holdings shall make all books, records and work papers reasonably requested by the Accounting Firm in connection with the resolution of the item(s) disputed hereunder available to the Accounting Firm.

4.04 Payment of Adjustment Amount. If Closing Net Working Capital, as determined pursuant to Sections 4.01 and 4.03 above, exceeds the Target Working Capital, then Buyer shall cause Holdings to pay to Seller the difference between the two amounts. If Closing Net Working Capital, as determined pursuant to Sections 4.01 and 4.03 above, is less than Target Working Capital, then Seller shall pay to Holdings the difference between the two amounts. Any payment required to be made pursuant to this Section 4.04 shall be made within ten days after Seller’s acceptance of the Closing Working Capital Statement or, if applicable, within ten days after receipt of a determination and resolution of any dispute over the Closing Working Capital Statement as provided in Section 4.03 above. Any such amount payable by a Party pursuant to this Section 4.04 shall be paid, together with interest thereon at the Applicable Rate from and including the Closing Date through the date immediately preceding the date of payment, by wire transfer of immediately available funds to an account or accounts designated in writing by the Party entitled to receive such payment (or by such other means as are mutually agreeable to the Parties).

4.05 Manner of Delivery of Shares. At the Closing, Seller shall deliver to Holdings certificates evidencing the Shares duly endorsed in blank, or accompanied by valid stock powers duly executed in blank, in proper form for transfer.

5. Closing.

5.01 General. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur at the offices of Bryan Cave LLP, 161 North Clark Street, Suite 1200, Chicago, Illinois 60601 on the date hereof (the “Closing Date”).

5.02 Deliveries at the Closing.

(a) At the Closing, Buyer shall deliver or cause to be delivered to Seller the following: (i) a wire transfer by Holdings in an amount equal to the Cash Purchase Price; (ii) certified copies of resolutions adopted by the Board of Directors (or equivalent body) of Buyer and of Holdings authorizing the purchase of the Shares by Holdings in accordance with the terms of this Agreement; (iii) a certificate of good standing (or equivalent document) for each of Buyer and Holdings issued by the appropriate governmental authority and dated within the 30-day period prior to the date hereof; (iv) incumbency and specimen signature certificates with respect to the officer(s) of Buyer and of Holdings executing this Agreement and any other document delivered hereunder which is executed by Buyer and/or Holdings, as applicable; and (v) a legal opinion of Bryan Cave LLP in a form reasonably satisfactory to Seller.

(b) At the Closing, Seller shall deliver or cause to be delivered to Holdings the following: (i) the Shares, endorsed as provided in Section 4.05 above; (ii) certified copies of resolutions adopted by the Board of Directors of Seller and the sole shareholder of Seller authorizing the sale of the Shares in accordance with the terms of this Agreement; (iii) the resignation, effective as of the Closing, of each director and each officer of WMG (unless Buyer specifies otherwise in writing at least five business days prior to the Closing); (iv) a certificate of good standing for Seller issued by the Nevada Secretary of State and dated within the 30-day period prior to the date hereof; (v) a certificate of good standing for WMG issued by the Delaware Secretary of State and dated within the seven-day period prior to the date hereof; (vi) certified copies of the Certificate of Incorporation and By-Laws of WMG; (vii) a certified copy of resolutions adopted by the Board of Directors of JohnsonDiversey authorizing the execution and delivery of the Joinder attached hereto as a part of this Agreement; (viii) an incumbency and specimen signature certificate with respect to the officer(s) of Seller executing this Agreement and any other document delivered hereunder which is executed by Seller, and (ix) a legal opinion of Reinhart Boerner Van Deuren s.c. in a form reasonably satisfactory to Buyer.

6. Representations and Warranties of Seller. Subject to the exceptions noted in the schedule delivered by Seller concurrently herewith and identified as the “Disclosure Schedule”, Seller represents and warrants to Buyer that the statements contained in this Section 6 are true and correct as of the Effective Time. The Disclosure Schedule is arranged in paragraphs corresponding to the numbered paragraphs contained in this Section 6.

6.01 Authority; Enforceability. Seller has all necessary corporate power and authority to enter into and consummate the transactions contemplated by this Agreement in accordance with its terms and to sell the Shares to Holdings. The execution, delivery and performance by Seller of this Agreement and all other agreements contemplated hereby which are to be executed by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by Seller. Each of this Agreement and all other agreements contemplated hereby which are to be executed by Seller will, when executed by Seller, constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium or other similar Laws relating to or affecting creditors’ rights and remedies generally and by general equitable principles.

6.02 Ownership of Shares. Seller holds of record and owns beneficially the Shares free and clear of any Encumbrances, except for Encumbrances created by this Agreement or the Securities Act. The Shares, which are evidenced by WMG stock certificate number 6 dated March 19, 2004, constitute all of the issued and outstanding capital stock of any class of WMG. The Disclosure Schedule, Section 6.02 sets forth the entire authorized capital stock of WMG as well as the number of Shares issued and outstanding. All of the Shares have been duly authorized and are validly issued, fully paid and non-assessable, and are held of record by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments in effect requiring WMG to issue, sell, or otherwise cause any of WMG’s capital stock to become outstanding. Neither Seller nor any Seller Affiliate is a party to any option, warrant, purchase right or other contract or commitment relating to the capital stock of WMG. Neither Seller nor any Seller Affiliate is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of WMG.

6.03 Corporate Organization; No Conflict. Seller is a corporation existing and in good standing under the laws of the State of Nevada and has all requisite corporate power to carry on its business as it is now being conducted. WMG is a corporation existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as it is now being conducted. Each of Seller and WMG is in good standing as a foreign corporation under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not result in a Material Adverse Effect on the Business. WMG has no Subsidiaries. The execution and delivery of this Agreement by Seller, and the consummation by Seller of the transactions contemplated hereby, will not (a) violate the Articles of Incorporation or By-Laws of Seller, (b) violate the Certificate of Incorporation or By-Laws of WMG, (c) violate, result in a breach of, or constitute a default under, result in the acceleration of, cause the termination of or require any notice under any material agreement, contract, lease, license or instrument to which Seller or WMG is a party or by which Seller or WMG is bound or to which any of WMG’s assets are subject, or (d) violate any judgment, Law, or other restriction of any government, governmental agency, or court applicable to Seller or WMG, excluding from the foregoing clauses (c) and (d) such violations that do not and cannot be reasonably expected to result in a Material Adverse Effect on the Business.

6.04 Financial Statements. Buyer has received from Seller copies of the following financial statements (collectively, the “Financial Statements”): (a) unaudited balance sheets of WMG as of January 2, 2004, January 3, 2003, and December 28, 2001, the related unaudited statements of income for the fiscal periods then ended, and the related unaudited statements of cash flow for the fiscal periods ended January 2, 2004 and January 3, 2003; and (b) unaudited balance sheet of WMG as of May 7, 2004 (the “Interim Balance Sheet”) and the related unaudited statement of income and cash flow for the 4-month period then ended. Except as set forth on the Disclosure Schedule, the Financial Statements have been prepared from the books and records of WMG in accordance with GAAP consistently applied and maintained throughout the periods indicated and present fairly in all material respects the financial condition of WMG as of such dates and the results of operations of WMG for such periods.

6.05 Title to Assets; Owned or Leased Real Property.

(a) WMG has good title to, or a valid leasehold interest in, all the assets used in the Business and reflected on the Interim Balance Sheet or acquired after the date thereof, free and clear of all Encumbrances, except (i) for Permitted Encumbrances, (ii) for properties and assets disposed of in the Ordinary Course of Business since the date of the Interim Balance Sheet, and (iii) as set forth in paragraph 3 of Section 6.05 of the Disclosure Schedule. The buildings, fixtures, building systems, machinery, equipment and other tangible assets that WMG owns and leases are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are sufficient for the operation of the Business. Other than contract rights (which are addressed in Section 6.10 below) and except for Permitted Encumbrances, WMG has good title to, or a valid leasehold interest in, all the material assets used in the Business.

(b) The Disclosure Schedule sets forth the legal description of the Owned Real Property. WMG owns no real property other than the Owned Real Property. WMG has fee simple title to the Owned Real Property, free and clear of all Encumbrances, other than the Permitted Encumbrances. WMG has not leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer, or rights of first refusal to purchase the Owned Real Property or any portion thereof.

(c) Seller has delivered to Buyer a true and complete copy of the Lease. Except as set forth in the Disclosure Schedule, with respect to the Lease:

(i) such Lease is in full force and effect;

(ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease and will not otherwise cause such Lease to cease to be in full force and effect at the Effective Time;

(iii) WMG’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of Seller, there are no disputes with respect to such Lease;

(iv) neither WMG nor, to the knowledge of Seller, any other party to the Lease, is in breach of or default under such Lease, and, to the knowledge of Seller, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;

(vi) WMG does not owe any brokerage commission or finder’s fee with respect to such Lease;

(vii) WMG has not subleased, licensed, or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof; and

(viii) WMG has not collaterally assigned or granted any other lien in the Leased Real Property that will not be released at the Closing.

(d) Except as set forth on the Disclosure Schedule, the Real Property comprises all of the real property used in the Business; and WMG is not a party to any agreement or option involving the purchase or lease of any real property or interest therein, other than the Lease.

(e) WMG has not received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Real Property. To the knowledge of Seller, except as set forth on the Disclosure Schedule, there is no injunction, decree, order, writ or judgment outstanding, or any claim, litigation or administrative action, pending or threatened, relating to the ownership, lease, use or occupancy of the Real Property.

(f) Neither WMG nor Seller has received written notice of a violation by WMG or Seller of any applicable Laws, including without limitation, building, zoning, subdivision, health and safety and other land use Laws, with respect to the Real Property or any portion thereof which, as of the Effective Time, has not been remedied or disclosed.

(g) The current use and occupancy of the Owned Real Property and the operation of the Business as currently conducted does not materially violate any easement, covenant, condition, restriction or similar provision in any instrument of record affecting the Owned Real Property.

(h) The tangible personal property owned by WMG and reflected on the Interim Balance Sheet and the Real Property constitute tangible personal property and real property sufficient for the conduct of the Business (as presently conducted).

6.06 Undisclosed Liabilities. WMG has no material liabilities, except for (a) liabilities disclosed in the Financial Statements, (b) liabilities disclosed pursuant to any Section of this Agreement or on any Section of the Disclosure Schedule, (c) liabilities incurred by WMG in the Ordinary Course of Business since the date of the latest Financial Statements, and (d) liabilities which, under GAAP, would not be required to be disclosed in the Financial Statements, and, to the knowledge of Seller, WMG has no other material liabilities, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due.

6.07 Taxes.

(a) Except as set forth on the Disclosure Schedule, Seller has timely filed or caused WMG to timely file all Tax Returns required to be filed by it as of the Effective Time with respect to WMG’s operations. The Tax Returns are true, correct and complete in all material respects.

(b) WMG or Seller, as the case may be, has timely paid in full all Taxes due and owing as of the Effective Time, and no material deficiencies have been or, to Seller’s knowledge, will be assessed with respect thereto.

(c) WMG has withheld and paid all Taxes due and owing as of the Effective Time which are required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) Except as set forth on the Disclosure Schedule, WMG is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement.

(e) Except for the group of which Seller is presently a member and except as set forth on the Disclosure Schedule, with respect to any Tax year for which all applicable statutes of limitations have not closed, WMG (i) has never been a member of an affiliated group of corporations, within the meaning of section 1504 of the Code, other than as a common parent and (ii) does not have any liability for the Taxes of any Person (other than the WMG) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) To the knowledge of Seller, WMG is not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

(g) WMG does not have and has not had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(h) To the knowledge of Seller, WMG has filed with the appropriate governmental authority all unclaimed property reports required to be filed and has remitted to the appropriate governmental authority all unclaimed property required to be remitted.

(i) With respect to any Tax year for which all applicable statutes of limitation including waivers and extensions have not expired, except as set forth on the Disclosure Schedule, neither Seller nor WMG has received from any federal, state, local or foreign Tax authority (including jurisdictions where Seller or WMG have not filed a Tax Return) any (i) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed against Seller or WMG; (ii) notice of an intent to open an audit, examination or other review; or (iii) a request for information related to Tax matters.

(j) Except as set forth on the Disclosure Schedule, there are no federal, state, local or foreign Tax audits or administrative or judicial Tax proceedings pending or being conducted with respect to Seller or WMG, and no claims have been filed or, to Seller’s knowledge, threatened relating to the Tax Returns.

(k) Neither Seller nor WMG has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(l) With respect to the taxable years of WMG as to which the statutes of limitation with respect to Taxes have not expired, the Disclosure Schedule sets forth those Tax Returns that have been audited and those Tax Returns that are currently subject to audit.

(m) Seller has made available to Buyer complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies with respect thereto assessed against or agreed to by or on behalf of WMG filed or received since December 31, 2000.

(n) WMG is not, and never has been, a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code.

(o) None of the assets of WMG is property that WMG is required to treat as being a “safe harbor lease” within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982.

(p) None of the assets of WMG directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code. WMG is not the borrower or the guarantor of any outstanding industrial revenue bonds, and WMG is not a tenant, principal user or related person to any principal user within the meaning of Section 144(a) of the Code of any property that has been financed or improved with the proceeds of industrial revenue bonds.

(q) None of the assets of WMG is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

6.08 Business Changes. Except as contemplated by this Agreement and except as set forth on the Disclosure Schedule, since the date of the Interim Balance Sheet, WMG has not: (a) mortgaged or pledged any of its material assets; (b) sold, transferred or leased to others any of its material assets (except sales of inventory in the Ordinary Course of Business); (c) suffered any damage, destruction or loss that will result in a Material Adverse Effect (whether or not covered by insurance) to the Business; (d) borrowed, or agreed to borrow, funds from any third party, assumed, incurred or guaranteed indebtedness; (e) discharged or satisfied any material lien, charge or encumbrance, canceled or compromised any material debt or claim or paid any material obligation or liability, other than in the Ordinary Course of Business; (f) entered into any transaction, contract or commitment involving the payment or receipt by WMG of amounts in excess of Two Hundred Fifty Thousand Dollars ($250,000), either individually or in a series of related transactions, other than in the Ordinary Course of Business; (g) made or permitted any material amendment or termination of any Contract, other than in the Ordinary Course of Business; (h) paid any severance or termination pay to any employee of WMG which was not accrued at such date, other than in the Ordinary Course of Business; (i) materially increased the regular rate of compensation payable by it to any director, officer or employee; (j) imposed any lien upon any of its assets, tangible or intangible (other than Permitted Encumbrances); (k) transferred, assigned or granted any license or sublicense of any material rights under or with respect to any Intellectual Property; (l) changed or authorized any changes to the Certificate of Incorporation or By-Laws of WMG; (m) made any loan to, or entered into any other transaction with, any of its directors, officers, and employees, outside the Ordinary Course of Business; (n) entered into any material transaction outside the Ordinary Course of Business; (o) entered into any written employment contract or collective bargaining agreement or modified the terms of any existing such contract or agreement other than in the Ordinary Course of Business; (p) adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Plan other than in the Ordinary Course of Business); (q) made any other material change in employment terms for any of its directors, officers and employees outside the Ordinary Course of Business; (r) declared, set aside or paid any dividend (other than cash) or made any distribution with respect to its capital stock (other than cash) or redeemed or purchased or otherwise acquired any of its capital stock; or (s) committed in writing to any of the foregoing. As soon as practicable prior to the Effective Time, Seller caused WMG to distribute out to Seller as much cash as possible.

6.09 Consents and Approvals. Except for (a) filings which may be required under the HSR Act, (b) those set forth on the Disclosure Schedule under Section 6.09, and (c) Product Registrations which are addressed solely and exclusively in

Section 6.17 below, no consent, approval, order or authorization of, or filing or registration with any governmental authority or any other third party in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby is required to be made or obtained with respect to Seller or WMG, except for such consents, approvals, orders, authorizations, filings or registrations which, if not received or made will not result in a Material Adverse Effect on the Business.

6.10 Contracts.

(a) The Disclosure Schedule sets forth a list of the following contracts to which WMG is currently a party (individually, a “Contract” and collectively the “Contracts”): (i) any contract for the lease by WMG of personal property from third parties providing for lease payments in excess of Seventy-Five Thousand Dollars ($75,000) per annum; (ii) any contract in effect as of the Effective Time which involves a commitment of more than Two Hundred Fifty Thousand Dollars ($250,000); (iii) any material joint venture or partnership agreement; (iv) any material agreement under which WMG is indebted for borrowed money in excess of One Hundred Thousand Dollars ($100,000); (v) any written employment agreement which involves the payment of amounts in excess of One Hundred Thousand Dollars ($100,000) per annum; (vi) any other agreement, license or lease which involves the payment or receipt by WMG of more than Two Hundred Fifty Thousand Dollars ($250,000) per annum; (vii) any material agreement concerning noncompetition or confidentiality entered into outside the Ordinary Course of Business; (viii) any agreement under which WMG has advanced or loaned any amount to any of its directors, officers or employees; (ix) any agreement under which WMG has granted any Person any registration rights; (x) any settlement, conciliation, or similar agreement, the performance of which will involve payment after the Effective Time of consideration in excess of One Hundred Thousand Dollars ($100,000); (xi) any agreement under which WMG has advanced or loaned to any other person amounts exceeding One Hundred Thousand Dollars ($100,000); or (xii) any contract or agreement with Seller or a Seller Affiliate.

(b) Each of the Contracts is in full force and effect in all material respects, except as limited by bankruptcy, insolvency, reorganization, moratorium, marshaling or other similar Laws relating to creditors’ rights generally or by general principles of equity (whether considered in an action at law or in equity) and to the discretion of the court before which any proceedings therefor may be brought.

(c) WMG is not in violation of or in default under any Contract except where such violation or default cannot reasonably be expected to result in a Material Adverse Effect on the Business, and to Seller’s knowledge, no other party to any Contract is in default thereunder in any material respect. WMG has not received written notice of material noncompliance or nonperformance of the terms of any Contract.

6.11 Accounts Receivable; Inventory.

(a) Each account receivable of WMG as disclosed on the Interim Balance Sheet or thereafter acquired by WMG prior to the Effective Time has arisen from a bona fide transaction in the Ordinary Course of Business and is reflected properly on the books and records of WMG. Reserves for bad debt on the Interim Balance Sheet have been properly accounted for in accordance with the WMG Historical Accounting Policies.

(b) Except for and to the extent of the reserve set forth on the Interim Balance Sheet (as adjusted through the Effective Time in a manner consistent with past practice), the inventory of WMG as disclosed on the Interim Balance Sheet or thereafter acquired by WMG prior to the Effective Time consists of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods purchased and/or processed and saleable in the Ordinary Course of Business and consistent with anticipated requirements and market considerations as of the time commitments were made, and the volume of production or purchases thereof and orders therefor have not been reduced or increased in anticipation of the transactions contemplated by this Agreement.

6.12 Government Licenses and Permits. WMG possesses all domestic and foreign governmental licenses and permits (other than Product Registrations which are addressed solely and exclusively in Section 6.17 below) necessary to conduct the Business as presently conducted and such licenses and permits are in full force and effect, except where the failure to have such license or registration cannot reasonably be expected to result in a Material Adverse Effect on the Business; and WMG has not received notice within the 12-month period preceding the date of this Agreement, and no proceeding is pending or, to Seller’s knowledge, threatened regarding the revocation or limitation of any such governmental license or permit.

6.13 Employee Benefit Plans.

(a) The Disclosure Schedule sets forth a true and complete list of the following: (i) each “employee benefit plan,” as such term is defined in ERISA section 3(3), maintained, sponsored or contributed to by WMG as of the Effective Time, any terminated “employee benefit plan” previously maintained, sponsored or contributed to by WMG which, as of the Effective Time, has not distributed all of its assets in full satisfaction of any accrued benefits, each “employee benefit plan” with respect to which WMG may have any material liability (each, an “Employee Plan”); (ii) each other material plan, program, policy, contract or arrangement providing for bonuses, pensions, deferred pay, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any current or former employees, agents, managers or independent contractors or any beneficiaries or dependents of such person (other than managers’ liability policies), whether or not insured or funded, (x) pursuant to which WMG, as of the Effective Time, has any liability in excess of Fifty Thousand Dollars ($50,000) individually or in the aggregate, or (y) constituting an employment or severance agreement with any director, officer or employee of WMG (each, a “Benefit Arrangement”); and (iii) each “employee benefit plan” sponsored by an ERISA Affiliate pursuant to which current or former employees of WMG or any beneficiaries or dependents of such persons participate as of the Effective Time by virtue of such persons’ employment with WMG.

(b) Each Employee Plan and Benefit Arrangement has been established, operated and maintained in all material respects in accordance with its terms and in material compliance with all applicable Laws and the rules and regulations thereunder, including, but not limited to, ERISA and the Code. All reports, notices and descriptions required by ERISA and the Code or any other state or federal Law or any ruling or regulation for each Employee Plan and Benefit Arrangement have been filed, given and/or distributed on a timely basis. To Seller’s knowledge, neither WMG nor any of its directors, officers or employees have engaged directly or indirectly in any non-exempt “prohibited transaction,” as such term is defined in Code section 4975 or ERISA section 406, with respect to which WMG has any material liability. All material contributions and other payments required to be made as of the Effective Time to the Employee Plans and Benefit Arrangements (or to any person pursuant to the terms thereof) have been made or paid in a timely fashion, or, to the extent not required to be made or paid before the Effective Time, have been reflected in the financial statements of WMG to the extent required by GAAP. No violation of ERISA section 407 for which an applicable statutory or administrative exemption does not exist has occurred. Each Employee Plan and Benefit Arrangement and related trust agreement, annuity contract or other funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder. None of the rights of WMG in connection with any Employee Plan or Benefit Arrangement will be impaired by the consummation of the transaction contemplated by this Agreement, and all of the rights of WMG thereunder will be enforceable by Buyer as of the Effective Time without the consent or agreement of any other party. As of the Effective Time, each Employee Plan and Benefit Arrangement may be amended or terminated by WMG or Buyer, subject to any advance notice requirements applicable under the Law.

(c) WMG has never contributed to, been a sponsor of, or had any material liability under any Employee Plan that is subject to Title IV of ERISA or ERISA section 302 or is a “defined benefit plan” (as defined in ERISA section 3(35)). The requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 and regulations thereunder (“COBRA”) have been met in all material respects with respect to each Employee Plan and Benefit Arrangement, if applicable, maintained by WMG or an ERISA Affiliate to the extent subject to COBRA.

(d) Each Employee Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a determination from the Internal Revenue Service that such Employee Plan is so qualified, such determination is pending with the Internal Revenue Service, or WMG satisfies the requirements of Revenue Procedure 2004-6 for relying on the favorable opinion letter issued to the sponsor of a prototype plan which was adopted by WMG as an Employee Plan, and Seller has no knowledge of any facts or circumstances that would adversely affect the qualified status of any such Employee Plan.

(e) No Employee Plan is a “multi-employer plan” as described in ERISA section 4063(a). WMG has never made any contributions to any multiemployer plan (as defined in ERISA section 3(37) or 4001(a)(3)), WMG is not a member of a controlled group which contributed to any such plan and WMG is not under common control with an employer which contributed to any such plan.

(f) There are no actions, suits, arbitrations or other proceedings (other than routine claims for benefits) pending or, to Seller’s knowledge, threatened, with respect to any Employee Plan or Benefit Arrangement.

(g) Except as set forth on the Disclosure Schedule, WMG has no liability or obligation to provide health, life insurance or other welfare benefits to former or retired employees, other than under COBRA.

(h) With respect to each Employee Plan, Seller has provided or made available to Buyer true and complete copies, where applicable, of (i) the current plan document, (ii) the annual report on Form 5500 for the three most recent years, (iii) the most recent actuarial report, (iv) the most recent summary plan description, and (v) the most recent Internal Revenue Service determination letter, if any.

(i) With respect to any Employee Plan that has been terminated, (i) such termination has been carried out in accordance with all provisions of the law and any rulings or regulations of any administrative agency, including, without limitation, all applicable reporting and other provisions of the Code and ERISA; (ii) WMG has no liability to, and has not received notice alleging such liability from, any person or entity or government agency, nor is WMG liable for any excise, income or other tax or penalty as a result of such termination; and (iii) to the extent required by Law, WMG has obtained a favorable determination letter from the Internal Revenue Service.

(j) The consummation of the transaction contemplated by this Agreement, other than by reason of actions taken by Buyer following the Closing, will not (i) entitle any current or former employee of WMG to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former WMG employee, or (iii) give rise to the payment of any amount that would not be deductible pursuant to Code section 280G or Section 162(m) or any similar provision of foreign, state of local law.

(k) WMG does not maintain any plan or other benefit arrangement covering any employee or former employee outside of the United States.

6.14 Labor Matters. WMG is not a party to any collective bargaining agreement or arrangement nor is it bound by any court, administrative agency, tribunal, commission or board decree, judgment, decision, arbitration agreement or settlement relating to conditions of employment, employment discrimination or attempts to organize a collective bargaining unit. During the three-year period preceding the date of this

Agreement, there was no employment discrimination, safety or unfair labor practice or other employment-related investigation, claim or allegation against WMG and, to the knowledge of Seller, there currently is no reasonable basis for any such employment discrimination, safety or unfair labor practice or other employment-related investigation, claim or allegation. Seller has made available to Buyer true and complete copies of all of written employment policies of WMG presently in effect. WMG has not implemented any plant closing or layoff of employees that would implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local law, regulation, or ordinance (collectively, the “WARN Act”).

6.15 Intangible Assets.

(a) Except as set forth on the Disclosure Schedule, to the knowledge of Seller, WMG is not infringing upon, misappropriating, or otherwise violating any material intellectual property right of any third party, and Seller has not, within the 24-month period preceding the date of this Agreement, received from any third party any written notice alleging any such infringement, misappropriation, or violation (including any claim that WMG must license or refrain from using any intellectual property rights of any third party). Except as set forth on the Disclosure Schedule, to the knowledge of Seller, no third party has infringed upon, misappropriated, or violated any material Intellectual Property rights of WMG in any material respect.

(b) The Disclosure Schedule identifies each patent or invention registration which is currently owned by WMG with respect to any of its Intellectual Property, and identifies each pending patent application or other application for registration that WMG has filed with respect to any of its Intellectual Property, and identifies each material license, sublicense, agreement, or other permission that WMG has granted to any third party with respect to any of its Intellectual Property. The Disclosure Schedule also identifies each material trademark, trade name, common law trademark, service mark, corporate name, and Internet domain name used by WMG in connection with the Business. With respect to the Intellectual Property identified in Section 6.15 of the Disclosure Schedule (and except as provided on the Disclosure Schedule):

(i) WMG owns all right, title, and interest in and to the patents and patent applications identified in paragraph 1 of Section 6.15 of the Disclosure Schedule, free and clear of any Lien or license (other than Permitted Encumbrances and the licenses to JohnsonDiversey contemplated by this Agreement);

(ii) WMG owns all right, title, and interest in and to the trademark registrations and applications for trademark registration identified in paragraph 2 of Section 6.15 of the Disclosure Schedule, free and clear of any Lien or license (other than Permitted Encumbrances);

(iii) no patent identified in paragraph 1 of Section 6.15 of the Disclosure Schedule has been adjudged to be invalid or unenforceable, and no trademark registration identified in paragraph 2 of Section 6.15 of the Disclosure Schedule has been successfully opposed or cancelled;

(iv) Seller has not received notice of any judicial, administrative or regulatory proceeding, nor to the knowledge of Seller is any such proceeding pending, that challenges the validity or enforceability of any patent or priority to any patent application identified in paragraph 1 of Section 6.15 of the Disclosure Schedule, and Seller has not received notice of any judicial, administrative or regulatory proceeding, nor to the knowledge of Seller is any such proceeding pending, that opposes or seeks the cancellation of any trademark identified in paragraph 2 of Section 6.15 of the Disclosure Schedule; and

(v) to the knowledge of Seller, the patents identified in paragraph 1 of Section 6.15 of the Disclosure Schedule are valid and enforceable.

(c) The Disclosure Schedule identifies each material item of Intellectual Property that any third party owns and that WMG uses pursuant to license, sublicense, agreement, or permission (individually, a “Third Party IP Agreement” and collectively, “Third Party IP Agreements”). Seller has delivered or otherwise made available to Buyer correct and complete copies of all such Third Party IP Agreements. To the knowledge of Seller, (i) each Third Party IP Agreement is in full force and effect in all material respects and (ii) no party to any Third Party IP Agreement is in material breach or default thereof or has repudiated such Third Party IP Agreement. Except as set forth on the Disclosure Schedule, WMG has not granted any sublicense with respect to any Third Party IP Agreement.

6.16 Compliance with Environmental Laws, Health and Safety Requirements.

(a) Except as set forth on the Disclosure Schedule, WMG has complied and is in compliance, in all material respects, with all applicable Environmental, Health, and Safety Requirements. Except as set forth on the Disclosure Schedule, each of WMG’s predecessor entities complied in all material respects with all applicable Environmental, Health, and Safety Requirements.

(b) Without limiting the generality of Section 6.16(a) above, except as set forth on the Disclosure Schedule, WMG has obtained, has complied with, and is in compliance in all material respects with, all permits, licenses, registrations (other than Product Registrations which are covered exclusively in Section 6.17 below) and other authorizations that are required pursuant to applicable Environmental, Health, and Safety Requirements for the occupation of the Real Property and the operation of the Business; and a list of all such material permits, licenses and other authorizations is set forth on the Disclosure Schedule.

(c) Except as set forth on the Disclosure Schedule, neither WMG nor Seller has received any written notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or

any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any material investigatory, remedial or corrective obligations, relating to the Real Property and arising under Environmental, Health, and Safety Requirements.

(d) Except as set forth on the Disclosure Schedule, none of the following exists at the Real Property: (i) underground storage tanks, (ii) asbestos-containing material in any friable and damaged form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.

(e) Except as set forth on the Disclosure Schedule, none of WMG or any of its predecessor entities have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, or released any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any such Hazardous Material) so as to give rise to any current or future liabilities, including any liability for fines, penalties, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.

(f) Neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will result in any material obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental, Health, and Safety Requirements.

(g) Neither WMG nor any of its predecessor entities have manufactured, sold, marketed, installed, or distributed products or other items containing asbestos and, to Seller’s knowledge, WMG will not become subject to any Asbestos Liabilities.

(h) Seller has furnished or made available to Buyer all environmental audits and reports and other material environmental documents relating to WMG’s past or current properties, facilities, or operations that are in Seller’s possession or under its reasonable control.

6.17 Product Registrations. The Disclosure Schedule contains a complete and accurate list of all federal, state and foreign product registrations for and relating to the products sold by WMG as of the Effective Time (the “Product Registrations”). Except for those registrations denoted as “subregistrations” on the Disclosure Schedule, WMG owns and possesses all right, title and interest in and to the Product Registrations and has taken all actions necessary to maintain the Product Registrations. Except as described on the Disclosure Schedule, WMG has not licensed the right to use any Product Registrations to any other person or received or entered into a license to use the product registration of any other person or entity or received or entered into any subregistrations therefor. WMG has all Product Registrations necessary to conduct the Business as it is currently conducted and such Product Registrations are in full force and effect except where the failure to have such Product Registrations cannot reasonably be expected to result in a Material Adverse Effect on the Business.

6.18 Litigation.

(a) Except for matters relating to Environmental, Health and Safety Requirements, which are addressed solely and exclusively in Section 6.16 above and except as set forth on the Disclosure Schedule, WMG is not (i) subject to any outstanding injunction, judgment, order, decree, ruling, order or charge by any federal, state, local or foreign governmental agency or (ii) a party or, to the knowledge of Seller, is not threatened to be made a party to, any action, suit, arbitration, proceeding, hearing, legal or administrative or other proceeding, or investigation of, in, or before any federal, state, local or foreign governmental court, any quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, or any arbitrator.

(b) Except for matters set forth on the Disclosure Schedule, there is no action, suit, arbitration, proceeding, hearing, legal or administrative or other proceeding, or investigation before or by any federal, state, local or foreign court or any quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, pending or, to Seller’s knowledge, threatened against (i) WMG relating to its property, assets or the Business or (ii) Seller with respect to WMG or the Shares. WMG has not commenced any suit, action, arbitration or proceeding against any other party which is currently pending. There is no outstanding injunction, judgment, order, decree, ruling, order or charge of any federal, state, local or foreign government or court, any quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, or any arbitrator against WMG or Seller with respect to the Shares.

6.19 Legal Compliance. Except as set forth on the Disclosure Schedule,WMG has complied and is in compliance with all applicable Laws of federal, state, local and foreign governments (and all agencies thereof) the violation of which would result in a Material Adverse Effect on the Business, and to Seller’s knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand has been filed or commenced against WMG or the Business alleging a violation of any such applicable Laws.

6.20 Related Party Transactions. Neither Seller nor any Seller Affiliate is a party to any agreement, contract, commitment or other form of transaction or arrangement (or series of related transactions or arrangements) with WMG or has any interest in any property used by or in connection with the Business which requires payment by WMG in excess of * per annum or which is otherwise material to the Business.

6.21 Product Liability. Except as set forth on the Disclosure Schedule, neither WMG nor any entity that was a predecessor of WMG has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by WMG or any such predecessor entity prior to the Effective Time.

6.22 Brokerage. WMG is not obligated to pay any business brokerage or finder’s fees in connection with the transactions contemplated by this Agreement.

6.23 Product Warranty. Substantially all of the products manufactured, sold, leased, and delivered by WMG have conformed in all material respects with all applicable contractual commitments.

6.24 Disclosure. The representations and warranties contained in this Section 6 do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements and information contained in this Section 6 not misleading.

6.25 Limitation. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 6, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO SELLER, WMG, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING REPRESENTATIONS OR WARRANTIES WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

7. Representations and Warranties of Buyer. Buyer and Holdings jointly and severally represent and warrant to Seller that the statements contained in this Section 7 are true and correct as of the Effective Time.

7.01 Corporate Organization. Buyer is a private company organized under the laws of England and Wales, registration number 3156479. Buyer has all necessary company power and authority to own, operate and lease its properties and carry on its business as presently conducted. Holdings is a corporation incorporated under the laws of Delaware. Holdings has all necessary corporate power and authority to own, operate and lease its properties and carry on its business as presently conducted.

7.02 Authorization of Agreement; No Conflict; Enforceability.

(a) Each of Buyer and Holdings has all necessary company or corporate, as applicable, power and authority to execute and deliver this Agreement and all other agreements to be executed by Buyer and/or Holdings, as applicable, in connection with this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer and Holdings and the consummation by Buyer and Holdings, as applicable, of the transactions contemplated hereby have been duly authorized by Buyer and Holdings respectively, as applicable. The execution and delivery of this Agreement by Buyer and Holdings and all other agreements contemplated hereby which are to be executed by

Buyer and/or Holdings, as applicable, and the consummation of the transactions contemplated hereby, as applicable, will not (a) violate Buyer’s or Holdings’ articles of incorporation, by-laws or other governing documents, as applicable; (b) violate any judgment, order, law, ordinance, regulation, or other restriction of any government, governmental agency, or court applicable to Buyer or Holdings; or (c) violate, result in a breach of, or constitute a default under any contract, agreement, lease, license or instrument or other arrangement to which Buyer or Holdings, as applicable, is a party or by which Buyer, Holdings or either of their assets, as applicable, are bound or affected, except where such violation would not have a Material Adverse Effect on Buyer or Holdings, as applicable. This Agreement is, and each of the other agreements and documents to be executed by Buyer and/or Holdings, as applicable, pursuant to this Agreement will, when so executed, constitute a legal, valid and binding obligation of Buyer and/or Holdings, as applicable, enforceable against Buyer and/or Holdings, as applicable, in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws relating to or affecting the rights and remedies or creditors generally and by general principles of equity.

(b) Except for any filings that may be required under the HSR Act, neither Buyer nor Holdings is required to give notice to, make any filings with, or obtain any authorization, consent or approval of any court, arbitrator, administrative, government or governmental agency or self regulatory agency in order to consummate the transactions contemplated by this Agreement.

7.03 Litigation. There is no suit, action or arbitration, nor any legal or administrative or other proceeding before or by any federal, local or other governmental agency, pending or, to Buyer’s knowledge, threatened against Buyer or Holdings relating to the property, assets or business of either entity which if adversely determined could reasonably be expected, in any one case or in the aggregate, to interfere with the ability of Buyer or Holdings to consummate the transactions contemplated by this Agreement or have a Material Adverse Effect on Buyer or Holdings and the transactions contemplated by this Agreement. There are no decrees, injunctions or orders of any court or governmental department or agency outstanding against Buyer or Holdings.

7.04 Brokerage. No business brokerage or finders’ fees were incurred by Buyer or Holdings in connection with the transactions contemplated by this Agreement.

7.05 Investment Representation. Holdings is purchasing the Shares for its own account with the present intention of holding the Shares for investment purposes and not with a view to or for sale in connection with any public distribution of the Shares in violation of any federal or state securities laws. Each of Buyer and Holdings has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares. Each of Buyer and Holdings acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws. Buyer is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

7.06 Disclosure. The representations and warranties contained in this Section 7 do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements and information contained in this Section 7 not misleading.

7.07 Limitation. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 7, NEITHER BUYER NOR HOLDINGS MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO BUYER, HOLDINGS, EITHER OF THEIR ASSETS OR EITHER OF THEIR BUSINESSES AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

8. Covenants.

8.01 Insurance. Buyer acknowledges and agrees that the insurance coverage set forth on attached Exhibit 8.01 is provided for the benefit of WMG by JohnsonDiversey or other Seller Affiliates as part of its group coverage and that such insurance coverage shall terminate as of the Effective Time.

8.02 Publicity. Each of Seller, Buyer and Holdings shall consult with the other Parties before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and shall not issue (or cause WMG to issue) any such press release or make any such public statement without the prior consent of the other Parties except to the extent any disclosure is required by the Securities Act.

8.03 Tax Matters.

(a) Subject to Section 8.03(c) below, Seller shall be responsible for the preparation and timely filing of all Tax Returns that are required to be filed by or with respect to WMG relating to any taxable year or period ending on or before the Closing Date (a “Pre-Closing Tax Return”), and in each case Seller shall remit or cause to be remitted any Taxes due in respect of such Pre-Closing Tax Returns. Pre-Closing Tax Returns shall be filed on or before their respective due dates (including extensions). Such Tax Returns shall be prepared on a basis consistent with Tax Returns prepared for WMG for prior taxable periods, except as otherwise required by law. All Pre-Closing Tax Returns that cannot be completed and filed by Seller until after the Closing Date shall be provided to Buyer, Holdings or their authorized representative at least 30 days prior to the due date (including extensions) for filing such Tax Returns, and

Buyer, Holdings or their authorized representative shall have the right to review and approve (which approval shall not be unreasonably withheld) such Tax Returns that Buyer, Holdings or WMG is required by law to sign and shall have the right to comment on all other such Tax Returns.

(b) Buyer and Holdings shall be responsible for the preparation and timely filing of all Tax Returns of WMG for all taxable periods commencing after the Closing Date (the “Post-Closing Tax Returns”) and in each case Buyer or Holdings will remit or cause to be remitted any Taxes due in respect of such Tax Returns. The Post-Closing Tax Returns shall be prepared on a basis consistent with the Pre-Closing Tax Returns unless a different treatment is required by law. If Buyer or Holdings takes any position or uses any methodology on any such Tax Return that is inconsistent with any position or methodology taken or used by WMG or Seller in prior periods (unless Buyer’s or Holdings’ position or methodology giving rise to the inconsistency is required by law), then Buyer or Holdings shall be responsible for, and shall indemnify and hold Seller harmless, on an after-tax basis, against any increase in Taxes or reduction in net operating loss carryforwards with respect to any Pre-Closing Tax Return resulting from such inconsistent position or methodology. If Buyer, Holdings or WMG takes any position or uses any methodology on any such Tax Return that is inconsistent with any position or methodology taken or used by WMG or Seller in prior periods (unless Buyer’s, Holdings’ or WMG’s position or methodology giving rise to the inconsistency is required by law), Buyer and Holdings shall be responsible for, and shall indemnify and hold Seller harmless, on an after-tax basis, against any increase in Taxes or reduction in net operating loss carryforwards with respect to any Pre-Closing Tax Return resulting from such inconsistent position or methodology; provided, WMG shall be permitted to file Tax Returns and to report information relating to Taxes, in any jurisdiction, including jurisdictions where Seller or WMG have not previously filed a Tax Return or reported such information, that WMG, in its sole discretion, deems appropriate to so file and report, and Buyer and Holdings shall not be responsible for and shall not indemnify Seller against any increase in Taxes resulting therefrom. Buyer and Holdings shall not make any assertion or make any election the effect of which would be to exclude WMG, to the extent otherwise eligible therefor, from any consolidated Tax Return (or any consolidated or combined Tax Return of Seller’s consolidated group) for any Pre-Closing Tax Return, unless required by law.

(c) Buyer and Holdings shall be responsible for the preparation and timely filing of any Tax Returns of WMG for taxable periods, if any, that begin before the Closing Date and end after the Closing Date (“Straddling Returns”). The Straddling Returns shall be prepared on a basis consistent with Pre-Closing Tax Returns except as otherwise required by law. Notwithstanding anything to the contrary contained in this Section 8.03, at least 30 days prior to the filing of any Straddling Returns required to be filed by Buyer or Holdings hereunder, Buyer or Holdings shall provide copies of such Tax Returns to Seller for its review and approval, which approval shall not be unreasonably withheld. In the event of any dispute with respect to any Straddling Returns, Buyer or Holdings shall file the final form of such Tax Returns on or before their respective due dates (including extensions) without prejudice to Seller’s right to dispute the amount of Taxes for the tax period covered thereby; provided that Seller shall remit or cause to be remitted to Buyer or Holdings Seller’s portion of any Taxes due in respect of such Tax Returns at least three (3) days prior to the due date for paying such Taxes; provided, Seller shall not be liable for Taxes to the extent of the amount specifically reserved for such Taxes as set forth on the Closing Date Balance Sheet, which amount is taken into account in calculating Closing Net Working Capital. To determine the liability for Taxes of WMG for taxable periods that begin before the Closing Date and end after the Closing Date (“Straddle Periods”), the determination of the Taxes of WMG for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of WMG for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of WMG were closed at the close of the Closing Date, provided that exemptions, allowances, deductions or any Taxes that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis.

(d) Except as otherwise required by any then effective Law or, in the opinion (reasonably acceptable to Seller and its counsel) of a law firm acceptable to Seller and its counsel, by other applicable legal authorities, without the prior written consent of Seller (which consent shall not, in any case, be unreasonably withheld), Buyer and Holdings shall not make or cause WMG to make any election, change an annual accounting period or adopt or change any accounting method if any such election, change or adoption would have the effect of increasing the Tax liability of WMG with respect to any Pre-Closing Tax Return.

(e) If, consistent with the provisions of this Section 8.03, Seller desires to amend a Pre-Closing Tax Return, Buyer and Holdings shall cooperate at Seller’s sole cost and expense in such matter to the extent reasonable. Seller shall indemnify and hold WMG, Buyer and Holdings harmless, on an after-Tax basis, against any increase in any Taxes with respect to any taxable period or taxable year resulting directly or indirectly from any adjustments to items of income, gain, deduction, loss or credit reflected in such amendment.

(f) Seller shall retain all books, records, returns, schedules, documents and all papers or relevant items of information relating to the Federal, state, foreign or other Tax liability of WMG for any Pre-Closing Tax Return, until the expiration of all statutes of limitations for claims to which such documents may pertain; provided that if the statute of limitations for such claims survives indefinitely, Seller shall retain the documents pertaining to such claims for a period of seven years after the Closing Date. Thereafter, Seller shall have the right to dispose of or destroy any such items; provided that, prior to such disposal or destruction, Seller shall provide Buyer or Holdings with written notice of its intent to do so. For a period of 30 days after its receipt of such notice, Buyer and Holdings shall have the right, at their sole cost and expense, to remove or obtain copies (or, if necessary, originals) of such items and take whatever action Buyer or Holdings may desire with respect to such items. Notwithstanding the foregoing, Seller shall reasonably cooperate with Buyer and Holdings and furnish copies of any such items to Buyer or Holdings, at Buyer’s or Holdings’ sole cost and expense, upon written request.

(g) Notwithstanding any other provisions of this Agreement, Seller, Buyer and Holdings hereby covenant and agree that, as between Seller, on the one hand, and Buyer and Holdings, on the other hand:

(i) Seller shall be liable for and shall pay (w) all Taxes, interest, penalties and additions to Tax payable by or with respect to WMG or Seller, including pursuant to Treasury Regulation section 1.1502-6 or any analogous or similar state, local or foreign law or regulation, for Pre-Closing Tax Returns and (x) such Taxes, interest, penalties and additions to Tax as are allocable to the period prior to the Effective Time in connection with a Straddling Return prepared in accordance with Section 8.03(c) above; provided, Seller shall not be liable for Taxes to the extent of the amount specifically reserved for such Taxes as set forth on the Closing Date Balance Sheet, which amount is taken into account in calculating the Closing Net Working Capital.

(ii) Except as otherwise provided in Sections 8.03(c) and (g)(i) above, Buyer and Holdings shall be liable for and shall pay, or shall cause WMG to pay, and Seller shall not be required to pay or reimburse Buyer, Holdings WMG for, all Taxes payable by WMG for all Tax Returns and Straddling Returns other than Pre-Closing Tax Returns.

(h) Seller and its duly appointed representatives shall have the sole right to supervise or otherwise coordinate any examination process and to negotiate, resolve, settle or contest any asserted Tax deficiencies or assert and prosecute any claim for refund with respect to Pre-Closing Tax Returns and for which Seller would be required to indemnify Buyer, Holdings or WMG pursuant to Section 8.03(g); provided that Buyer, Holdings and their representatives shall be permitted, at Buyer’s and Holdings’ expense, to be present at, and participate in, any such audit or proceeding. Each Party shall within 15 days after it has knowledge of the assertion or commencement thereof notify the other Parties of the written assertion of any claim or the commencement of any suit, action, proceeding, investigation or audit (any of which may be hereinafter referred to as a “Tax Contest”) with respect to any Pre-Closing Tax Returns (but only if such Tax Contest would affect the Tax liability of the other Party), and shall provide the other Parties with copies (subject to deletion of unrelated information) of all correspondence relating to such Tax Contest. The costs of such Tax Contest shall be borne by Seller. Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes that could adversely affect the liability for Taxes of Buyer, Holdings or WMG for any period after the Closing Date to any extent without the prior written consent of Buyer or Holdings, which consent may not be unreasonably withheld.

(i) Buyer, Holdings and their duly appointed representatives shall have the sole right and the obligation to supervise or otherwise coordinate any examination process and to negotiate, resolve, settle or contest any asserted Tax deficiencies or assert and prosecute any claim for refund with respect to Post-Closing Tax Returns. Each Party hereto shall within 15 days after it has knowledge thereof notify the other Parties of the written assertion or the commencement of a Tax Contest with respect to any Post-Closing Tax Returns (but only if such Tax Contest would affect the Tax liability of another Party), and shall provide the other Parties with copies (subject to deletion of unrelated information) of all correspondence relating to such Tax Contest. The costs of such Tax Contest shall be borne by Buyer and Holdings.

(j) Buyer, Holdings and their duly appointed representatives shall have the sole right and the obligation to supervise or otherwise coordinate any examination process and to negotiate, resolve, settle or contest any asserted Tax deficiencies or assert and prosecute any claim for refund with respect to Straddling Returns. Each Party hereto shall within 15 days after it has knowledge thereof notify the other Parties of the written assertion or the commencement of Tax Contest with respect to any Straddling Return (but only if such Tax Contest would effect the Tax liability of another Party), and shall provide the other Parties with copies (subject to deletion of unrelated information) of all correspondence to such Tax Contest. The cost of such Tax Contest shall be borne by Buyer or Holdings; provided that such costs, to the extent reasonable and necessary, shall be borne pro rata between Buyer, Holdings and Seller based upon the portion of the tax deficiency or refund attributable to the pre-Closing tax period on an actual basis (or if an actual basis is not feasible, on a pro forma basis) to the extent that Seller consents in advance to Buyer’s or Holdings’ claims in respect of such Tax Contest, which consent shall not be unreasonably withheld.

(k) To the extent that Buyer and/or Holdings receives a refund of, or an offset with respect to, Taxes or a Tax credit arising from or with respect to the Pre-Closing Tax Returns or a Straddling Return to the extent applicable to a pre-Closing period as determined in accordance with Section 8.03(c) above (net of any Tax or after-Tax costs incurred by Buyer or Holdings in connection with obtaining such refund, offset or Tax credit), Buyer or Holdings shall, within 15 days of its receipt of such funds or use of such offset or credit, pay to or reimburse, or shall cause WMG to pay to or reimburse, Seller for the amount of any such Tax refund, offset or credit received net of any Taxes payable by Buyer, Holdings or WMG as a result of such Tax refund or credit; provided that no such refund, offset or Tax credit will be paid by Buyer or Holdings to the extent such refund, offset or Tax credit was shown as an asset on the Closing Date Balance Sheet. To the extent that Seller receives a refund of, or an offset with respect to, Taxes or a Tax credit arising from or with respect to any of the Post-Closing Tax Returns or any Straddling Returns, Seller shall reimburse Buyer, Holdings and WMG for the amount of any such Tax refund or credit received net of any Taxes payable by Seller on such Tax refund, offset or credit, but only to the extent allocable to a post-Closing period.

(l) After the Effective Time, Buyer or Holdings, on the one hand, and Seller, on the other hand, shall make available to the other, as reasonably requested and within 30 days of receiving a request (unless a different response period applies in connection with a request made pursuant to a different Section of this Agreement), all information, records or documents relating to Tax liabilities or potential Tax liabilities of WMG and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof.

(m) All Tax indemnity, Tax sharing and Tax allocation agreements or arrangements with respect to or involving WMG shall be terminated with respect to WMG prior to the Effective Time, and after the Effective Time, neither Seller and its affiliates, on the one hand, nor WMG, on the other, shall be bound thereby or have any liability thereunder to the other party for amounts due in respect of periods prior to the Effective Time.

8.04 Preservation of Records. Seller, Buyer and Holdings shall each retain and make their respective books and records (including work papers in the possession of their respective accountants) with respect to WMG available for inspection by the other Parties, or by their duly accredited representatives, for purposes of preparing the Closing Date Balance Sheet, calculating the WMG Net Sales, and for other reasonable business purposes at all reasonable times during normal business hours, for a seven (7) year period after the Closing Date (except to the extent a shorter retention period is permitted under Section 8.03(f) above with respect to the information described in such Section), with respect to all transactions of WMG occurring prior to and relating to the Closing, and the historical financial condition, assets, liabilities, operations and cash flows of WMG. As used in this Section 8.04, the right of inspection includes the right to make extracts or copies at the inspecting Party’s expense. In order for representatives of a Party to inspect records of another Party, such representatives must be reasonably satisfactory to the Party whose records are being inspected.

8.05 Covenant Not to Compete.

(a) For a period of * years from and after the Closing Date, neither Seller nor any Seller Affiliate will enter into or engage, either directly or indirectly, in the Business anywhere throughout the world where WMG conducts the Business as of the Effective Time, including without limitation, *; provided, that nothing herein shall limit or restrict Seller’s ability to provide Pest Control Services (as defined below), directly or indirectly, to any Person in any jurisdiction or to assist others in obtaining any such services or to conduct its business of selling consumer branded products into professional markets. As used herein, the term “Pest Control Services” means *. If the final judgment of a court of competent jurisdiction determines that the foregoing covenant is unenforceable because it is overbroad or unreasonable, whether as to geography, duration, scope of activities, or otherwise, such covenant shall be modified to permit enforcement to the maximum extent permissible under applicable law.

(b) Each of Seller and JohnsonDiversey recognizes the broad territorial scope of the covenant in Section 8.05(a) above, but acknowledges and agrees that the restrictions are reasonable and enforceable in view of, among other things, (i) the narrow range of activities prohibited, (ii) the markets in which WMG and Buyer operate, (iii) the confidential, proprietary and trade secret information to which each of Seller and JohnsonDiversey has or is likely to have access, (iv) the legitimate interest of WMG and the Buyer in protecting the acquired Business, (v) the limited duration of the restrictions set forth in Section 8.05(a) above, (vi) Seller’s and JohnsonDiversey’s past involvement in the Business, and (vii) the goodwill which WMG possesses and which Buyer is acquiring in connection with this Agreement.

8.06 Litigation Support. In the event that and for so long as any Party or WMG actively is contesting or defending on or prior to the Effective Time against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand (each, a “Dispute”) in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving Seller, Buyer, Holdings or WMG, the other Parties will cooperate with it and its counsel in the Dispute, make their personnel reasonably available, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the Dispute, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor as set forth in Section 9 below).

8.07 Right to Prosecute or Defend Actions. Notwithstanding the Closing of the transactions contemplated herein, Seller shall retain all control of, and shall prosecute, defend, or settle, any and each action, claim, suit, arbitration, proceeding, hearing, legal or administrative or other proceeding, examination or investigation by any federal, state, local or foreign governmental court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction set forth on Exhibit 8.07 attached hereto (collectively, the “Existing Claims”); provided, however, Seller shall give Buyer reasonable prior notice in connection with any settlement or agreement that Seller agrees to or any judgment or order that is rendered in connection therewith, provided, further, however, any failure for Seller to provide such notice, in and of itself, shall not give rise to any additional obligation or liability on the part of Seller with respect thereto or hereto.

8.08 Confidentiality. Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in its possession. In the event that Seller is requested or required pursuant to oral or written question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, Seller will use its best efforts to notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, however, that Seller shall not interfere or impede Buyer’s efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed.

8.09 Conduct of the Business During 2004 and 2005. From the Closing until December 31, 2005, neither Buyer nor Holdings shall knowingly take any action or fail to take any action with respect to the Business that would have the effect of causing Seller to not earn the maximum applicable Contingent Purchase Price under Section 3.02 above, including any change in WMG’s accounting policies (other than those required by Law or to meet GAAP requirements), credit and collection policies or practices, or sales targets, except to the extent such changes are necessary as part of a commercially reasonable response to competitive pressures in the market(s) in which the Business is conducted.

8.10 Payment of Certain Retention Bonuses. Buyer shall cause to be paid as and when due, out of the funds of WMG, the amount of any retention bonus payable to any employee of WMG earned for periods from and after the Effective Time.

8.11 Waiver of Claims against Seller’s Directors and Officers. Each of Seller and JohnsonDiversey hereby waives any and all claims or the right of Seller or JohnsonDiversey to procure a judgment in its favor against any person by reason of the fact that such person is or was a director or officer of Seller, JohnsonDiversey or WMG prior to the Effective Time, or is or was serving at the request of Seller or JohnsonDiversey prior to the Effective Time as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, for any disclosures made by such person in connection with the Disclosure Schedule, provided that he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Seller, JohnsonDiversey or WMG.

8.12 Post-Closing Payments. Following the Closing, (a) Seller shall promptly deliver to WMG any mail or other communications received by it or by JohnsonDiversey after the Effective Time pertaining to WMG, the Business or its assets and any cash, checks or other instruments of payment to which Buyer and/or WMG is entitled and (b) Buyer, Holdings and WMG shall promptly deliver to Seller any mail or other communications received by any of them after the Effective Time which does not pertain to WMG or the Business and any cash, checks or other instruments of payment to which Seller, JohnsonDiversey or any Seller Affiliate is entitled.

8.13 Environmental Remediation.

(a) Seller shall direct WMG, and Buyer shall, at Seller’s direction, cause WMG, to continue the ongoing investigation and remediation in connection with * (the “Remediation”). Seller shall have the right and the obligation to control and manage the Remediation and all investigation, remediation, closure, demolition, rebuilding and repair work in connection with the Remediation (with respect to which Seller is indemnifying Buyer pursuant to Section 9.01(a)(iii) below and through the reserve for environmental liabilities set forth on the Closing Date Balance Sheet). None of Buyer, Holdings or WMG shall take any action in respect of the Remediation that is not in accordance with the Remediation without instruction from Seller; provided, however, Buyer, Holdings and WMG may undertake such limited action as is necessary to abate an immediate and serious risk to human health or the environment which requires a prompt response (“Emergency”) and Buyer, Holdings and WMG shall not be required to perform any work, take any action, or refrain from taking any action as a part of the Remediation which: (a) WMG determines in good faith, after consultation with legal counsel, to be not in compliance with any Law, including, but not limited to, any Environmental Health and Safety Requirement, or any common law; or (b) will impose any restriction on *. In the performance of this Section 8.13(a), (i) Seller shall ensure that any interruption to the business of WMG in connection with this Section 8.13(a) is minimized to the extent reasonably possible, and (ii) Seller shall give WMG reasonable opportunity to comment on and provide input with respect to the content of any correspondence with any third party.

(b) Notwithstanding anything contained in this Agreement to the contrary, with respect to any Hazardous Material Liability not addressed in Section 8.13(a) above for which Seller provides indemnification pursuant to Section 9.01(a)(iii) below, Seller shall have the right and the obligation to control and manage in its sole discretion all investigation, remediation, closure, demolition, rebuilding and repair work relating to such Hazardous Material Liability; provided, however, Buyer, Holdings and WMG may undertake such limited action as is necessary to abate an Emergency and Buyer, Holdings and WMG shall not be required to perform any work, take any action, or refrain from taking any action which WMG determines in good faith, after consultation with legal counsel, to be not in compliance with any Law, including, but not limited to, any Environmental Health and Safety Requirement, or any common law. In the performance of this Section 8.13(b), (i) Seller shall ensure that any interruption to the business of WMG in connection with this Section 8.13(b) is minimized to the extent reasonably possible, and (ii) Seller shall give WMG reasonable opportunity to comment on and provide input with respect to the content of any correspondence with any third party.

8.14 Shared Intellectual Property.

(a) After the Effective Time, if and to the extent Seller or any Seller Affiliate discovers that intellectual property used in its business is owned by WMG and if no license or similar written agreement is in place between WMG and Seller or the Seller Affiliate, as applicable, with respect to such intellectual property, then in such event Buyer shall cause WMG to provide Seller or the Seller Affiliate, as applicable, with a license to such intellectual property on a royalty-free basis, from the Effective Time forward and on substantially the same other terms as such intellectual property was used by Seller or the Seller Affiliate, as applicable, prior to the Effective Time; provided, however, that any license or permission granted pursuant to this Section 8.14(a) shall not be construed to permit Seller or any Seller Affiliate to use such intellectual property in violation of Section 8.05 above. For purposes of clarity, this Section 8.14(a) shall not pertain to, grant the right to a license to or otherwise affect, any of the intellectual property that is the subject of the License Agreement dated as of the date hereof by and between WMG and JohnsonDiversey pertaining to *.

(b) After the Effective Time, if and to the extent WMG discovers that intellectual property used in the Business is owned by Seller or a Seller Affiliate and if no license or similar written agreement is in place between WMG and Seller or the Seller Affiliate, as applicable, with respect to such intellectual property, then in such event, Seller shall (or shall cause the applicable Seller Affiliate to) provide WMG with a license to such intellectual property on a royalty-free basis, from the Effective Time forward and on substantially the same terms as such intellectual property was used by WMG prior to the Effective Time.

9. Indemnification.

9.01 Indemnification Obligations of Seller.

(a) Subject to Sections 9.01(b) through 9.01(i) below, Seller shall indemnify and hold Buyer, Holdings, WMG, the directors, officers, employees and consultants of Buyer, of Holdings and of WMG, and all of their respective successors and permitted assigns (collectively, the “Buyer Indemnitees”) harmless from and against any and all liabilities, claims, demands, actions, causes of action, proceedings, assessments, levies, fines, losses, penalties, deficiencies, damages, costs and expenses, including without limitation, reasonable attorneys’, experts’, accountants’, and investigators’ fees and expenses (collectively, the “Buyer Indemnified Losses”) due to or resulting from:

(i) the inaccuracy or breach of any representation or warranty of Seller given in or pursuant to this Agreement (other than Section 6.16 above which is covered in Section 9.01(a)(iv) below);

(ii) the breach or default in the performance by Seller of any of its covenants (including, for the avoidance of doubt and without limitation, the covenants in Sections 8.03 and 8.07 relating to Taxes and the Existing Claims, respectively), obligations or agreements in or pursuant to this Agreement;

(iii) the presence or release of any Hazardous Materials prior to the Effective Time, in, on, under or from (1) the Owned Real Property or Leased Real Property or (2) any property adjacent to or in the vicinity of the Owned Real Property or Leased Real Property to which Hazardous Materials have (x) spread, or may continue to spread after the Effective Time, from the Owned Real Property or Leased Real Property or (y) been released in, on or under as a result of the operations of the Owned Real Property or Leased Property in each case prior to the Effective Time (“Hazardous Material Liability”);

(iv) the inaccuracy or breach of Section 6.16 in so far as such inaccuracy or breach relates to health and safety issues (as opposed to environmental issues), it being understood that Buyer’s sole remedy for Buyer Indemnified Losses due to or resulting from environmental issues is set forth in Section 9.01(a)(iii) above; and

(v) the Existing Claims.

(b) Subject to Section 9.01(d) below, Seller shall not be required to indemnify the Buyer Indemnitees hereunder, and the Buyer Indemnitees shall not be entitled to indemnification from Seller hereunder, unless the aggregate amount of Buyer Indemnified Losses exceeds * (such threshold is referred to hereinafter as the “Basket”). If the Buyer Indemnified Losses exceed the Basket, then the Buyer Indemnitees shall have the right to be indemnified hereunder; provided, however, that such indemnification shall extend only to amounts in excess of * and shall be subject to the Cap. Buyer shall promptly notify Seller of any Buyer Indemnified Loss that is not indemnifiable due to the fact that the aggregate Buyer Indemnified Losses do not, at the time of such notice, exceed the Basket.

(c) Subject to Section 9.01(d) below, the obligation of Seller to indemnify the Buyer Indemnitees for Buyer Indemnified Losses, and the right of the Buyer Indemnitees to be indemnified for Buyer Indemnified Losses, shall terminate at such time as the aggregate amount of Buyer Indemnified Losses paid equals * of the Purchase Price (such threshold is referred to in this Agreement as the “Cap”).

(d) Notwithstanding Sections 9.01(b) and (c) above and any other contrary provision contained in this Agreement:

(i) in the event any Buyer Indemnitee sustains or incurs any Buyer Indemnified Losses due to or resulting from the inaccuracy or breach of any representation or warranty of Seller given in or pursuant to Section 6.02, the first and last sentences of Section 6.05(a), and Sections 6.07 and 6.21, then, for purpose of the limitation set forth in Section 9.01(c), the Cap shall be an amount equal to the Purchase Price; and

(ii) with respect to any Buyer Indemnified Losses due to or resulting from the breach or default in the performance by Seller of any of its covenants, obligations or agreements in or pursuant to Article 8 above or pursuant to Sections 9.01(a)(iii) or 9.01(a)(v), the limitations set forth in Sections 9.01(b) and (h) shall not apply, and the Cap shall be an amount equal to the Purchase Price.

(e) Except as expressly provided in this Section 9.01, after the Effective Time, Seller shall have no obligation or liability to the Buyer Indemnitees and the Buyer Indemnitees shall have no claim or recourse against Seller arising out of or in connection with the transactions contemplated by this Agreement, it being understood and agreed by the Parties that the remedies provided for in this Section 9.01 shall be the sole and exclusive remedies for any such claim by Buyer and the other Buyer Indemnitees for any such matters, whether such claims are framed in contract, tort or otherwise.

(f) Seller’s obligation to indemnify the Buyer Indemnitee(s) shall be reduced by the amount of any insurance proceeds recovered by the applicable

Buyer Indemnitee(s) in connection with such Buyer Indemnified Loss; provided, however, that * of the amount of any such Buyer Indemnified Loss shall be applied toward the Basket, but in no event shall Seller be required to pay out any such amounts that have been paid to any Buyer Indemnitee as a result of insurance proceeds (net of all cost and expenses reasonably incurred in connection with such recovery).

(g) The representations and warranties made by Seller in this Agreement or in any certificate or document delivered pursuant hereto shall survive the Closing for the following time periods:

(i) the representations and warranties made by Seller in Sections 6.01 and 6.02, and the first and last sentences of Section 6.05(a), above shall survive the Closing and continue in full force and effect indefinitely;

(ii) the representations and warranties made by Seller in Section 6.07 above, and the indemnity contained in Section 9.01(a)(ii) above shall survive the Closing and continue in full force and effect until 30 days after the expiration of the applicable statute(s) of limitations including waivers and extensions;

(iii) the representations and warranties made by Seller in Section 6.21 above shall survive the Closing and continue in full force and effect for a period of five years from the Closing Date; and

(iv) all other representations and warranties made by Seller in this Agreement or in any certificate or document delivered pursuant hereto shall survive the Closing for a period of two years from the Closing Date.

Upon expiration of the applicable time period set forth above, the Buyer Indemnitees shall have no right to indemnification under this Section 9.01 with respect to inaccuracies or breaches of such expired representations and warranties; provided, however, that Seller’s obligations to indemnify and hold harmless shall not terminate with respect to any item as to which Buyer and/or Holdings shall have, prior to the expiration of the applicable period, previously made a claim by delivering a notice pursuant to Section 9.03 below.

(h) Notwithstanding anything contained herein to the contrary, de minimis claims for matters amounting to less than * (on a per claim basis) shall not be counted toward the Basket and shall not be subject to indemnification by Seller.

(i) With respect to Seller’s indemnity obligations under Section 9.01(a)(iii) above;

(i) the amount of such indemnity obligation shall be net of any reserve for environmental liabilities set forth on the Closing Date Balance Sheet;

(ii) if Buyer, Holdings or WMG fails to comply with Section 8.13 above, so long as Seller is in compliance with Section 8.13, then Seller’s indemnity obligation thereunder shall be mitigated to the extent that Seller’s liability is increased as a result; and

(iii) Seller shall have no indemnity obligation thereunder to the extent that such Hazardous Material Liability results from or would not have arisen but for Buyer, Holdings or WMG undertaking any drilling and sampling of soil or groundwater other than: (a) as required by Environmental, Health and Safety Requirements in effect at the time of such drilling or sampling, or a governmental authority having jurisdiction in respect of such matter in connection with an Emergency; (b) in connection with the sale, transfer or other disposition of all or substantially all of the business of WMG; (c) as required in connection with the investigation of a sudden or accidental release of Hazardous Materials at the Owned Real Property or the Leased Real Property after the Effective Time; or (d) as consented to in advance in writing by Seller (which consent may be withheld in Seller’s sole discretion). With respect to any drilling or sampling of soil or groundwater performed pursuant to clause (a) or (b) of this paragraph, Buyer, Holdings or WMG shall provide Seller 30 days’ prior written notice before undertaking such action, or if such notice is not possible under the Environmental, Health and Safety Requirements, as much notice as is reasonably possible. With respect to any drilling or sampling of soil or groundwater performed pursuant to clause (c) of this paragraph, Buyer shall, or shall cause WMG to, (1) promptly notify Seller of such release, (2) provide, to the extent practicable, reasonable prior notice before undertaking such action, and (3) provide Seller with all results of such investigation.

(j) The Parties acknowledge that in connection with the transactions contemplated by this Agreement, WMG has executed and delivered to a title company a Seller’s Affidavit and a Non-Imputation Affidavit, both dated as of the date of this Agreement. The Parties agree that no Buyer Indemnitee shall have the right to make any indemnification claim against Seller and/or JohnsonDiversey under this Agreement for the breach of any representation or warranty made by WMG in such Seller’s Affidavit and Non-Imputation Affidavit.

9.02 Indemnification Obligation of Buyer; Survival.

(a) Subject to Sections 9.02(b) and (c) below, Buyer and Holdings shall jointly and severally indemnify and hold Seller, its directors, officers and employees, and their respective successors and permitted assigns (collectively, the “Seller Indemnitees”) harmless from and against any and all liabilities, claims, demands, actions, causes of action, proceedings, assessments, levies, fines, losses, penalties, deficiencies, damages, costs and expenses, including without limitation, reasonable attorneys’, experts’, accountants’, and investigators’ fees and expenses (“Seller Indemnified Losses”) due to or resulting from: (i) the inaccuracy or breach of any representation or warranty of Buyer given in or pursuant to this Agreement; and (ii) the breach or default in the performance by Buyer of any of its covenants, obligations or agreements in or pursuant to this Agreement.

(b) All representations and warranties made by Buyer and/or Holdings in this Agreement or in any certificate or document delivered pursuant hereto

(other than the representations and warranties made by Buyer in Sections 7.01 and 7.02 above) shall survive the Closing and continue in full force and effect for a period of two years and, upon expiration of such period, the Seller Indemnitees shall have no right to indemnification under this Section 9.02 with respect to inaccuracies or breaches of such expired representations and warranties; provided, however, that Buyer’s obligations to indemnify and hold harmless shall not terminate with respect to any item as to which Seller shall have, prior to the expiration of the applicable period, previously made a claim by delivering a notice pursuant to Section 9.03 below. The representations and warranties made by Buyer in Sections 7.01 and 7.02 above shall survive the Closing and continue in full force and effect indefinitely.

(c) Except as expressly provided in this Section 9.02, after the Effective Time, neither Buyer nor Holdings shall have any obligation or liability to the Seller Indemnitees and the Seller Indemnitees shall have no claim or recourse against Buyer or Holdings arising out of or in connection with the transactions contemplated by this Agreement, it being understood and agreed by the Parties that the remedies provided for in this Section 9.02 shall be the sole and exclusive remedies for any such claim by Seller and the other Seller Indemnitees for any such matters, whether such claims are framed in contract, tort or otherwise.

9.03 Procedure For Establishment of Claims.

(a) Following the discovery of any facts or conditions which could reasonably be expected to give rise to either Buyer Indemnified Losses or Seller Indemnified Losses, the party seeking indemnification under this Section 9 (the “Indemnified Party”) shall, within thirty (30) days thereafter, provide written notice to the party from whom indemnification is sought (the “Indemnifying Party”), specifying the factual basis of the claim in reasonable detail to the extent then known by party seeking indemnification (“Indemnification Notice”); provided, that the failure to give such notice in such time period shall not relieve the Indemnifying Party of its obligations except to the extent it can show prejudice from such failure.

(b) If any Indemnified Party receives notice of any matter involving a third party which, if sustained, could give rise to a claim for indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall within the time specified in Section 9.03(a) above, provide written notice to the Indemnifying Party of such matter setting forth with reasonable specificity the facts and circumstances as to which such party has received notice; provided, however, that the Indemnified Party shall in any event give written notice to the Indemnifying Party within such period of time as shall be reasonably necessary to allow the Indemnifying Party to respond to any pleading or other document for which a timely response is required; provided further, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced. Provided such notice occurs before expiration of the indemnification periods set forth in Sections 9.01(g) and 9.02(b) above, such notice shall not be a condition precedent to the Indemnifying Party’s obligation to provide indemnification hereunder.

(c) Within 90 days after notice, or such shorter period as is required to avoid prejudice in any claim, suit or proceeding, the Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; provided further, however, that the Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party. The Indemnified Party, at its option and expense, shall have the right to participate in any defense undertaken by the Indemnifying Party with legal counsel of its own selection.

(d) Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 9.03(b) above, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably deems appropriate.

(e) In no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(f) The Indemnified Party and the Indemnifying Party may agree in writing, at any time, as to the existence and amount of a Third Party Claim, and, upon the execution of such agreement, such Third Party Claim shall be deemed established.

(g) The Indemnified Party shall provide all information and assistance reasonably requested by the Indemnifying Party in order to evaluate any Third Party Claim and affect any defense, compromise or settlement thereof.

10. Miscellaneous.

10.01 Further Assurances. Upon reasonable request, from time to time, Seller, Buyer and Holdings shall execute and deliver all documents, make all rightful oaths, testify in any proceedings and do all other acts which may be necessary or desirable in the opinion of the requesting Party to consummate the transactions contemplated by this Agreement.

10.02 Amendment. This Agreement may be amended only by a written agreement signed by the Parties.

10.03 Waiver. The failure of Buyer, Holdings or Seller to insist, in any one or more instances, upon performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment of any rights granted hereunder or the future performance of any such term, covenant or condition.

10.04 Notices. Any notice to be given hereunder shall be sufficient if in writing and be deemed given (a) on the day next following delivery by hand, by reputable overnight courier or by telecopy or (b) on the third day next following mailing by registered or certified mail, in the case of Seller, to:

JohnsonDiversey, Inc.

8310 16th Street

P.O. Box 902

Sturtevant, WI 53177-0902

Attn: General Counsel

Fax: 262-631-4249

with a copy to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 2100

Milwaukee, WI 53202

Attn: Timothy P. Reardon, Esq.

Fax: 414-298-8097

and, in the case of Buyer and/or Holdings, to:

Sorex Holdings, Ltd. and/or Whitmire Holdings Inc. (as applicable)

St. Michael’s Industrial Estate

Widnes, Cheshire WA8 8TJ

UNITED KINGDOM

Attn: Nicholas J. May

Fax: 011-44-151-495-1163

with a copy to:

Bryan Cave LLP

One Metropolitan Square, Suite 3600

St. Louis, MO 63102

Attn: John G. Boyle, Esq.

Fax: 314-259-2020

or to such other address as Buyer or Seller may designate by notice in writing to the other Party.

10.05 Benefit/Assignment. This Agreement shall be binding upon and inure to the benefit and burden of and shall be enforceable by Buyer and Seller and their respective successors and assigns. This Agreement may not be assigned by any Party without the written consent of the other Party; provided, however, each of Buyer and

Holdings may assign any or all of its rights and interests hereunder to one or more of its affiliates or to any lender and designate one or more of its affiliates to perform its obligations hereunder (in any or all of which case Buyer shall remain responsible for the performance of all of its obligations hereunder).

10.06 Expenses. Except as otherwise provided herein, all expenses incurred by a Party in connection with the transactions contemplated by this Agreement, including legal and accounting fees shall be the responsibility of and for the account of the Party who ordered the particular service or incurred the particular expense.

10.07 Specific Performance. Except as otherwise provided in this Agreement, in the event of any controversy concerning the rights or obligations under this Agreement, such rights or obligations shall be enforceable in a court of equity by a decree of specific performance. Such remedy shall, however, be cumulative and nonexclusive and shall be in addition to any other remedy which the Parties may have.

10.08 Entire Agreement. This Agreement, the Schedules and Exhibits attached hereto, and the other documents to be delivered pursuant hereto constitute the entire agreement among the Parties and there are no agreements, representations or warranties which are not set forth herein, except the confidentiality agreement among the Parties dated November 5, 2003 which shall continue in full force in accordance with its terms until the Closing. All prior negotiations, agreements and understandings are superseded hereby. The Preamble, the Recitals and all Schedules and Exhibits attached hereto shall be deemed incorporated herein by reference.

10.09 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid or enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

10.10 Parties in Interest. Other than pursuant to Article Nine, nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

10.11 Dispute Resolution. Except as provided in Section 4.03 above, all claims, disputes and other matters in question between the Parties to this Agreement arising out of or in any way relating to this Agreement or the breach hereof shall be determined by arbitration to be conducted by Judicial Arbitration & Mediation Services (“JAMS”) in Chicago, Illinois in accordance with the comprehensive arbitration rules and procedures of JAMS then in effect unless the Parties mutually agree in writing to waive this provision. Notice of the demand for arbitration shall be filed in writing with the other Party to this Agreement and with JAMS in Chicago, Illinois. The demand shall be made within a reasonable time after the claim, dispute or other matter in question has arisen; provided, however, that in no event shall the demand for arbitration be made after the date when an institution of legal or equitable proceedings based upon such claim, dispute or other matter in question would be barred by this Agreement or the applicable statute of limitations. The arbitration shall be before a single arbitrator who shall interpret this Agreement in accordance with the internal laws of the State of Wisconsin. The decision and award rendered by the arbitrator shall be final and binding and shall be confirmed, and judgment shall be entered upon it in accordance with Wisconsin law. The Parties hereby consent and irrevocably submit themselves to the jurisdiction of the state and federal courts in Wisconsin for any action to enforce the arbitrator’s decision and award and for any action arising under this Section 10.11. In no event shall any Party be awarded consequential, incidental or punitive damages.

10.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin applicable to contracts made therein without reference to its principles of conflicts of laws.

10.13 Facsimile Signatures; Counterparts. This Agreement may be executed by facsimile signature and in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, provided that all counterparts contain the signatures of the Parties.

10.14 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.15 Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signature Page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

JWP INVESTMENTS, INC.

BY:	/s/ Luis F. Machado
Print Name:	Luis F. Machado
Title:	Vice President

SOREX HOLDINGS, LTD.

BY:	/s/ Nicholas J. May
Print Name:	Nicholas J. May
Title:	Director

WHITMIRE HOLDINGS INC.

BY:	/s/ Nicholas J. May
Print Name:	Nicholas J. May
Title:	President

JOINDER

JohnsonDiversey, Inc., a Delaware corporation, hereby states that Seller is its wholly-owned subsidiary and executes this Joinder to evidence that it, (a) along with Seller, jointly and severally, represents and warrants to Buyer and Holdings the matters set forth in Sections 6.01 through 6.24 of the Agreement, subject to the limitations contained in Section 6.25 and elsewhere in the Agreement, (b) agrees to be bound by and comply with, or to cause Seller to comply with the provisions of the Agreement by which Seller is bound, including without limitation, Seller’s indemnification obligations under Section 9.01 of the Agreement, (c) agrees to be bound by Sections 8.05 and 8.11 of the Agreement, (d) shall be responsible for all sums payable by Seller pursuant to the terms of the Agreement, and will pay them in the event Seller does not for any reason, (e) will pay all retention bonus amounts owed by JohnsonDiversey, Inc. to * in connection with the transactions contemplated by the Agreement when such amounts become due, and (f) will fully cooperate in the consummation of the transactions contemplated by the Agreement including, without limitation, the execution and delivery of the such documents as may be necessary or appropriate for such purpose.

Dated as of June 9, 2004.

JohnsonDiversey, Inc.

BY:	/s/ JoAnne Brandes
Print Name:	JoAnne Brandes
Title:	General Counsel, Executive Vice President, Chief Administrative Officer and Corporate Secretary

INDEX OF EXHIBITS AND SCHEDULES

Exhibit 3.02	- Contingent Purchase Price

Exhibit 4.01(a)	- WMG Historical Accounting Policies

Exhibit 4.01(b)	- Form of Closing Working Capital Statement

Exhibit 4.02	- Certification

Exhibit 8.01	- Insurance

Exhibit 8.07	- Existing Claims

Disclosure Schedule:

Section 6.02	- Ownership of Shares
Section 6.04	- Financial Statements
Section 6.05	- Title to Assets: Owned or Leased Property
Section 6.05(b)	- Other Encumbrances
Section 6.07	- Taxes
Section 6.08	- Business Changes
Section 6.10	- Contracts
Section 6.13	- Employee Benefit Plans
Section 6.15	- Intangible Assets
Section 6.16	- Compliance with Environmental Laws, Health and Safety Requirements
Section 6.17	- Product Registrations
Section 6.18	- Litigation
Section 6.19	- Legal Compliance
Section 6.20	- Related Party Transactions
Section 6.21	- Product Liability